

May 23, 2013

Via E-mail
David W. Crane
President and Chief Executive Officer
NRG Yieldco, Inc.
211 Carnegie Center
Princeton, New Jersey 08540

  Re: NRG Yieldco, Inc.
    Amendment No. 1 to
    Confidential Draft Registration Statement on Form S-1
    Submitted May 2, 2013
    CIK No. 0001567683

Dear Mr. Crane:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Summary

1. We note your indication here and elsewhere that you expect "to achieve a 10% to 15% annual dividend growth rate on average over the next five years." Your basis for making this statement is unclear and does not appear to comport with Item 10(b) of Regulation S-K. Please remove it or advise us as to why you believe its inclusion is appropriate.

Current Operations, page 3

2. We note your response to comment 11 in our letter dated March 15, 2013. You disclose on page 69 that your forecasts of general and administrative expenses include the management services payments to NRG under the MSA, and footnote 2 to the pie chart at

the top of page 3 states that you have allocated the MSA payments across generation types. Please tell us why you have not allocated the MSA to generation types within the "Cash Available for Distribution" chart for 2014 and 2015 on pages 3 and 101 as has been done with other expenses, but included it as a separate subtractive item. Please also note that while the individual impact to forecasted cash available for distribution types and the MSA payments aligns with the y axis of the chart, total cash available for distribution does not. In the event you feel the current presentation is more meaningful, please highlight this inconsistency.

Risk Associated with our Business, page 18

3. We note your response to comment 16 in our letter dated March 15, 2013. We note that you have provided a robust discussion of your strengths and a bullet point list of certain risks. If you choose to highlight your strengths in the summary, please balance that disclosure with a similarly robust discussion of the principal challenges or weakness and the risks and limitations you face. Please also add a discussion of the conflicts of interest present in your business.

Risk Factors

Risks Related to our Business, page 36

4. We note your response to comment 19 in our letter dated March 15, 2013. Please tell us the nature and amount of any regulatory assets and liabilities recorded within your financial statements as well as which line item they are recorded within.

Cash Dividend Policy

Unaudited Cash Available for Distribution for the Years Ended December 31, 2011 and December 31, 2012, page 61

Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2014 and June 30, 2015, page 63

5. We note your response to comments 22 and 24 in our letter dated March 15, 2013. It is our understanding that the line item entitled "Estimated cash available for distribution after investing and funding activities" is for the combined entity prior to distributions to YieldCo LLC Class B unitholders. Please confirm that our understanding is correct. If so, please prominently disclose that this amount is prior to distributions to YieldCo LLC Class B unitholders and does not represent the amount of cash available for distribution to Class A YieldCo, Inc. unitholders.

Please also make clear throughout the registration statement, such as pages 3 and 101, the amount or related narrative disclosure of estimated cash available for distribution to relate to the amounts attributable to Class A YieldCo, Inc. unitholders rather than cash available for distribution prior to the allocation of amounts to the non-controlling interest. To the extent you believe it is useful to investors to retain a discussion of cash available for distribution prior to the allocation of amounts to the non-controlling interest, please include a supplemental discussion for cash available for distribution subsequent to the allocation of amounts to the non-controlling interest.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Contractual Obligations and Commercial Commitments, page 89

6. Please tell us and disclose whether the amounts categorized as "Long-term debt" within your table of contractual cash obligations consist of principal and estimated interest payments.

Certain Relationships and Related Party Transactions, page 137

7. Please ensure that your disclosure includes all debt held by affiliates. For example, we note on page F-30 under Note 9 Long-term Debt there appears to be a note payable to NRG Energy, Inc.

Note 9. Long-Term Debt, page F-30

8. We note your disclosure on page F-34 regarding the "PFMG Financing" transaction you executed in December 2012. Please explain in further detail, with supporting journal entries, how you accounted for this transaction citing relevant U.S. GAAP.

Report of Independent Registered Public Accounting Firm, page F-46

9. We note that reference is made to "auditing standards" of the Public Company Accounting Oversight Board ("PCAOB") in the audit report for GCE Holding LLC and its subsidiaries. Please request your auditor to explain why reference was made to "auditing standards" of the PCAOB as opposed to "standards" of the PCAOB.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Jarrett Torno, Staff Accountant at (202) 551-3703, or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director